Exhibit 99.1

Medigus: ParaZero Successfully Completed its Drone Safety Project with a Fortune 500 Leading Automotive Manufacturer

ParaZero is furthering its collaboration with the same esteemed customer, having recently secured an additional order

Tel Aviv, Israel, Dec. 21, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions, and innovative internet technologies, today announced that on December 20, 2023, ParaZero Technologies Ltd. (PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, (33.36% owned by Medigus), announced the successful completion of its safety solution development for a Fortune 500 leading global automotive manufacturer’s (“the Customer”) proprietary drone program. In line with the project’s completion, ParaZero has received full payment for the development of a first of its kind development custom variant of its innovative SafeAir™ drone safety system.

This project involved development and testing of a custom groundbreaking ParaZero SafeAir™ system designed to meet challenging requirements and specifications to meet the Fortune 500 automotive manufacturer’s proprietary aircraft from the design stage, ensuring optimized and seamless integration, at unique flight envelope and characteristics. The successful completion of this project reinforces ParaZero’s reputation as a provider of advanced safety solutions across various aerial platforms, including multirotor, single rotor, fixed-wing, VTOL, manned and unmanned, and urban air mobility vehicles, and its abilities to develop custom product variants to meet unique requirements and standards per the Fortune 500 automotive and UAS manufacturer.

In addition to this achievement, ParaZero received its second purchase order from the Customer a few months ago. This ongoing project further strengthens ParaZero’s position as a leader in the aerospace industry, particularly in the development and integration of drone safety systems.

About ParaZero Technologies

ParaZero (https://parazero.com) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz, by way of Fuel Doctor Holdings, Inc., are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing ParaZero’s abilities to develop custom product variants to meet unique requirements and standards.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com